PRESS RELEASE

Update on Neptune Technologies Notes

Laval, Québec, CANADA - November 27, 2008 - Neptune Technologies & Bioressources Inc. ("Neptune") (NASDQ.NEPT-TSX.V.NTB) and Acasti Pharma Inc. ("Acasti Pharma"), a pharmaceutical subsidiary of Neptune, announce that Neptune has assigned to Acasti Pharma all its obligations relating to the notes held by holders who have not accepted the Exchange into Acasti Pharma units, as described in Neptune’s and Acasti Pharma’s press release dated October 21, 2008 (the "Assigned Notes").

Following this assignment, Acasti Pharma has decided, as permitted under the terms of the notes, to proceed with the pre-payment of the Assigned Notes.

Acasti Pharma will effect this pre-payment by the issuance of units, each unit being issued at a deemed price of $0.001 and being comprised of one Class A share of Acasti Pharma and one warrant to purchase one Class A share of Acasti Pharma, exercisable at a price of $0.40 and expiring in two years (which is the same consideration that the note holders having accepted the Exchange received) to all holders that qualify to receive such securities according to their applicable regulations, whereas the payment will be made in cash to the holders not qualified to receive such securities according to their applicable regulations. 98.5% of Neptune notes holder will have been paid in Acasti Pharma units.

Acasti Pharma constitutes a public non-listed company controlled by Neptune and its financial information will be publicly disclosed. Acasti Pharma’s first quarterly report will be released within sixty (60) days following the end of the quarter ending November 30, 2008 conform to regulatory requirements. There is presently no market for the shares or warrants of Acasti Pharma.

Neptune Technologies also announces that it decided not to renew its contract with its investor relation firm for the U.S. market Integrated Corporate Relations Inc. ("ICR") and to terminate it before term effective November 24, 2008.

About Acasti Pharma
Acasti Pharma, a subsidiary of Neptune Technologies, is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids for chronic cardiovascular conditions. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and play, as such, an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants.

About Neptune Technologies
Neptune researches and develops proprietary bioactive ingredients and products for nutraceutical and pharmaceutical applications and is carrying out clinical research to show the therapeutic benefits in various medical indications. The Company continuously expands its intellectual property portfolio and has obtained many regulatory approvals allowing commercialization of its products in various geographic markets. Neptune continues to strongly support its strategic development plan to form partnership with worldwide leaders in the nutraceutical industries. Neptune signed agreements with Nestlé and Yoplait, worldwide leading food manufacturers, and expects to launch its first functional food product in early 2009 with its partners Marine Life Science and Weider Global Nutrition.

Neither NASDAQ nor TSX venture exchange accepts responsibility for the adequacy or accuracy of this press release.

Neptune Technologies and
Acasti Pharma Contact:
Neptune Technologies & Bioressources Inc.
Toni Rinow, Ph.D., MBA
Corporate Development & Investor Relations
(450) 687-2262
t.rinow@neptunebiotech.com
www.neptunebiotech.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labelled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.